EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended
	March 29,	March 30,
In millions	2009	2008
Earnings
Earnings before income taxes	$21	$304
Add:
Fixed charges	20	25
Amortization of capitalized interest	1	1
Distributed income of equity investees	80	15
Less:
Equity in earnings of investees	30	62
Capitalized interest	2	2
Earnings before fixed charges	$90	$281

Fixed charges
Interest expense	$7	$11
Capitalized interest	2	2
Amortization of debt discount	1	2
Interest portion of rental expense(1)	10	10
Total fixed charges	$20	$25

Ratio of earnings to fixed charges	4.5	11.2
(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.